                                     REVISED

                                     STANTEC

                                     TSX:STN

                             ANNUAL INFORMATION FORM

                                 MARCH 30, 2005

                                 [STANTEC LOGO]

TABLE OF CONTENTS

STANTEC INC. ANNUAL INFORMATION FORM                                                   4

CORPORATE STRUCTURE                                                                    5

Name, Address and Incorporation                                                        5

Intercorporate Relationships                                                           5

GENERAL DEVELOPMENT OF THE BUSINESS                                                    7

Three-Year History                                                                     7

Current Trends                                                                         8

DESCRIPTION OF THE BUSINESS                                                            8

    Business Units                                                                     9

    Consulting Services Business Unit                                                 10

    Acquisitions                                                                      12

    Research and Development                                                          14

    Intellectual Property                                                             14

    Employees                                                                         14

    Competitive Conditions                                                            14

    Social or Environmental Policies                                                  14

    Foreign Operations                                                                15

    Dividend Policy                                                                   15

RISK FACTORS                                                                          16

Potential cancellation of client orders and projects                                  16

Our ability to complete projects on schedule and within budget                        16

Our client's satisfaction with the quality of our services                            16

Potential litigation through exposure to third-party claims                           16

Competition for new contracts, including pricing pressures                            16

Economic factors that impact the ability of clients to contract for our services      17

Availability of qualified staff and personnel                                         17

Quality of our clients and their credit risk                                          17

Risks associated with working in international locations                              17

DESCRIPTION OF CAPITAL STRUCTURE                                                      18

Preferred Shares                                                                      18

Common Shares                                                                         18

MARKET FOR SECURITIES                                                                 19

AUDIT COMMITTEE INFORMATION                                                           19

Composition of the Audit Committee                                                    19

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
     Pre-Approval Policy                                                              20

     External Auditor Service Fees                                                    21

     DIRECTORS AND OFFICERS                                                           21

     LEGAL PROCEEDINGS                                                                22

     TRANSFER AGENT                                                                   23

     MATERIAL CONTRACTS                                                               23

     INTERESTS OF EXPERTS                                                             23

     ADDITIONAL INFORMATION                                                           24

     APPENDIX 1                                                                       25

     APPENDIX II                                                                      26

     APPENDIX A TO APPENDIX II                                                        31

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STANTEC INC.      ANNUAL INFORMATION FORM
                  MARCH 30, 2005

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Stantec's public communications often include written or oral forward-looking statements. Forward-looking statements means disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information.

Statements of this type are included in this Annual Information Form (including documents incorporated by reference), and may be included in filings with Canadian securities regulators, or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

In addition to the factors set-out in "Risk Factors", the following factors, among others, could cause Stantec's actual results to differ materially from those projected in forward-looking statements:

   -  global capital market activities;

   -  interest rate and currency value fluctuations;

   -  the effects of war or terrorist activities;

   - the effects of disease or illness on local, national or international economies;

   - the effects of disruptions to public infrastructure, such as transportation, communications;

   -  power or water supply disruptions;

   -  industry and worldwide economic and political conditions;

   -  regulatory and statutory developments;

   - the effects of competition in the geographic and business areas in which we operate;

   -  management actions; and

   -  technological changes.

   We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Stantec, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Stantec does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

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CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984 as 131277 Canada Ltd. Stantec's Articles of Incorporation were amended on several occasions, namely to change the name, amend share attributes, create and delete classes of shares, reorganize its outstanding share capital and split its common shares (the "Common Shares") on a two-for-one basis, and change the minimum and maximum number of directors.

On August 15, 1984 the name 131277 Canada Ltd. was changed to Stanley Engineering Group Inc. and on October 18, 1989, it was changed to Stanley Technology Group Inc. On March 30, 1994, Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited to continue as Stanley Technology Group Inc. On October 28, 1998, the name Stanley Technology Group Inc. was changed to Stantec Inc.

The head and principal office of Stantec and its registered and records office are located at 10160 -112 Street, Edmonton, Alberta, T5K2L6.

Reference in this Annual Information Form to "Stantec" includes, as the context may require, Stantec and all or some of the companies in which it has an interest collectively, or Stantec or one or more of such companies.

INTERCORPORATE RELATIONSHIPS

The following chart lists, as at December 31, 2004, the intercorporate relationships among Stantec and Stantec's subsidiaries, the jurisdiction of incorporation of the companies, and the percentage of voting and restricted securities held by Stantec:

                                  STANTEC INC.

                                                     PERCENTAGE
                                       PERCENTAGE         OF
                                        OF VOTING    RESTRICTED    JURISDICTION OF
            SUBSIDIARY                   SHARES        SHARES       INCORPORATION
--------------------------------       ----------    ----------    ----------------
659243 B.C. Ltd.                           100           n/a       British Columbia

3038712 Nova Scotia Company                100           n/a       Nova Scotia

3053837 Nova Scotia Company                100           n/a       Nova Scotia

Architectura Inc.                            0(1)        100       Alberta

APAI Architecture Inc.                     100           n/a       British Columbia

Dunlop Architects Inc(2)                   100           100       Ontario

Dunlop Murphy Hilgers Architects            50           n/a       Ontario
Inc.(2)

Equipment Strategies                       100           n/a       Ontario
International Inc.(3)

                                                   PERCENTAGE
                                       PERCENTAGE       OF
                                        OF VOTING  RESTRICTED    JURISDICTION OF
            SUBSIDIARY                   SHARES      SHARES       INCORPORATION
-------------------------------------  ----------  ----------   -----------------
Flo Creative Inc.(2)                       100        n/a       Ontario

J. Muller International o Stanley           30        n/a       New Brunswick
Joint Venture Inc.

GKO Power Engineering Ltd.                  100       n/a       Alberta

Interior Design Collaborative Inc.(2)       100       n/a       Ontario

International Insurance Group Inc.          100       n/a       Barbados

Pentacore ADA Consulting, LLC               100       n/a       Nevada

Planning & Stantec Limited                   51       n/a       Trinidad & Tobago

Project Delivery Holdings, LLC(3)           100       n/a       New York

SEA, Incorporated                           100       100       Nevada

Sear-Brown Associates, P.C.(5)                0(2)    n/a       New York

SB K-12 Architecture and                      0(2)    n/a       New Jersey
Engineering, P.C.(6)

S.B. Long Island Architecture,                0(2)    n/a       New York
Engineering and Land Surveying,
P.C.(5)

SSBV Consultants Inc.                    33 1/3       n/a       British Columbia

Spink Corporation, The                      100       100       California

Stantec Architecture Inc.                     0(2)    n/a       North Carolina

Stantec Architecture Ltd.                     0(2)    n/a       Federal

Stantec Consulting Caribbean Ltd.           100       n/a       Barbados

Stantec Consulting Inc.                     100       100       Arizona

Stantec Consulting International            100       100       Federal
Ltd.

Stantec Consulting Ltd.                     100       n/a       Federal

Stantec Consulting Services Inc.(5)         100       100       New York

Stantec Engineering (Puerto Rico),            0(2)    n/a       Puerto Rico
P.S.C.(5)

Stantec Facilities Ltd.                     100       n/a       Alberta

Stantec Geomatics Ltd.                       50(2)    100       Alberta

Stantec Holdings (Delaware) Inc.            100       100       Delaware

                                                   PERCENTAGE
                                       PERCENTAGE       OF
                                        OF VOTING  RESTRICTED   JURISDICTION OF
            SUBSIDIARY                   SHARES      SHARES      INCORPORATION
-------------------------------------  ----------  ----------   -----------------
Stantec Holdings (Delaware) II Inc.        100         100      Delaware

Stantec Holdings Ltd.                      100         100      Alberta

Stantec International Enterprises          100         100      Bahamas
Limited

Stantec International Limited              100         n/a      Barbados

Stantec Technology International           100         100      Delaware
Inc.

Teshmont Consultants Inc.                   50         n/a      Federal

Webster & Simmonds Surveying Ltd.          100         n/a      Ontario

-------------------
      (1) Stantec has entered into an agreement with respect to 100% of the voting shares of this corporation that allows it to direct control over any disposition of the voting shares of this corporation.

      (2) Acquired as part of the acquisition of Dunlop Architects Inc. See the General Development of Business section below and the acquisition section of the Description of Business on page 11.

      (3)   Incorporated on March 26, 2004.

      (4) Acquired as part of the acquisition of The Sear-Brown Group, Inc. See the General Development of Business section below and the acquisition section of the Description of Business on page 11.

      (5) On December 31, 2004, Stantec Consulting Services Inc. merged into Stantec Consulting Group Inc. (formerly The Sear-Brown Group, Inc.). Concurrent with the merger, Stantec Consulting Group Inc. changed its name to Stantec Consulting Services Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

Since Stantec's initial public offering in 1994, it has acquired a number of firms in Canada and the United States. The acquisitions completed in 2004 are as set out below:

      April 2004                The Sear-Brown Group, Inc. GBR
      May 2004                  Architects Limited Dunlop Architects
      October 2004              Inc. Shaflik Engineering Ltd. (asset
      November 2004             purchase)

In March of 2002 Stantec completed an offering of 600,000 common shares. Effective May 15, 2002, Stantec subdivided its shares on a two for one basis. Stantec completed 10 acquisitions in 2002. See "Description of the Business-Acquisitions".

During 2003, Stantec realigned its organizational structure to accommodate increasing growth, including a redefinition of its regions and market segments (see "Business Units" under "Description of the Business" below). Stantec completed four acquisitions in 2003. See "Description of the Business-Acquisitions".

During 2004, Stantec completed four acquisitions, as described above. Stantec also saw a change in its Board of Directors with the resignations of Robert E. Flynn and Stephen D. Lister and the additions of Robert R. Mesel and Susan E. Hartman.

On January 1, 2004, Stantec Global Technologies Ltd. amalgamated with Stantec Consulting Ltd. On August 13, 2004, Stantec sold its interest in Lockerbie Stanley Inc. In the fourth quarter of 2004, Stantec finalized the sale and leaseback of its office building (Stantec Centre) in Edmonton, Alberta to an arm's length purchaser.

CURRENT TRENDS

We compete in the professional consulting service industry. This industry, which includes the engineering, architecture and environmental sciences consulting industries, is highly fragmented. We believe that industry trends continue to create acquisition opportunities. Our goal is to continue to increase the size and profitability of Stantec. This goal will be accomplished partly through the acquisition of established professional consulting firms in Canada, the United States and internationally. Our principal acquisition focus is in selected regions in the United States and Canada.

DESCRIPTION OF THE BUSINESS

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences project management and project economics for infrastructure and facilities projects. During 2003, Stantec had seven operating segments of which five were aggregated into the Consulting Services reportable segment. Effective January 1, 2004, because of the sale of our Design Build operating segment and of the Goodfellow EFSOP technology and because the corporate administration groups are not material, all operations of Stantec are included in one reportable segment as Consulting Services.

We use a three-dimensional business model, as illustrated below, which is built on (i) geographic diversification, (ii) practice area specialization and (iii) provision of services in all phases of a project's lifecycle. This model allows us to manage risk while pursuing our objective of continued revenue and earnings growth.

                                   [PICTURE]

We provide services to clients in both the public and private sectors mainly in North America through integrated and discipline specific consulting and project delivery. Our organizational structure gives us both the strength and diversity of a large organization and a strong regional presence to deliver our services locally. Our Consulting Services business unit focuses on providing total infrastructure solutions targeted to five market segments -- Buildings, Environment, Industrial, Transportation and Urban Land.

BUSINESS UNITS

Consulting Services is our principal focus and we currently operate in five geographic regions: Canada West, Canada Central, the US Southwest, the US Southeast and the US Northeast. Affiliated companies, which accounted for less than one percent of Stantec's revenue, fall within the responsibilities of the regional management or with the corporate administration group. Stantec balances its geographic structure and management by also aligning services and management in five market segments - Buildings, Environment, Industrial, Transportation and Urban Land.

In 2003, Stantec realigned its organizational units to better reflect its balanced regional focus and practice area specialization. The two largest and most mature Regional Operating Units - Canada West and Canada Central, were further divided into smaller sub-regions. At present, our regions in Canada include British Columbia, Alberta South, Alberta North, Saskatchewan/Manitoba, Ontario Southwest, Ontario GTA (Greater Toronto Area), and Ontario East. Our three US regions are US Southwest, US Southeast and US Northeast.

The five market segments consist of 17 distinct specialist practice areas including:

      1.    Architecture & Interior Design;

      2.    Buildings Engineering;

      3.    Facilities Planning & Operations;

      4.    Program & Project Management;

      5.    Strategic Management;

      6.    Environmental Infrastructure;

      7.    Environmental Management;

      8.    Bio/pharmaceuticals;

      9.    Manufacturing/Industrial;

      10.   Power Resources & Chemicals;

      11.   Infrastructure Management & Pavement Engineering;

      12.   Transportation infrastructure;

      13.   Transportation Planning & Traffic Engineering;

      14.   Planning & Landscape Architecture;

      15.   Urban Land Engineering;

      16.   Surveys/Geomatics; and

      17.   Quality Control/Assurance.

The business units are managed using a matrix organizational structure, which balances regional operations with company wide practice area service delivery. An illustration of our matrix organizational structure is attached as Appendix I to this Annual Information Form.

Stantec currently has only one reportable segment, Consulting Services. The following chart illustrates the breakdown of gross revenue for 2004 and 2003:

                            2004             2003
UNITS                  ($000)      %     ($000)      %
-------------------    ---------------   --------------
Consulting Services    520,879    100%   455,466    99%
Other                        -             4,476     1%

CONSULTING SERVICES BUSINESS UNIT

Consulting Services are provided by Stantec in five provinces in Canada, 15 states in the United States and selected international markets. International projects generally have been in the water supply, wastewater treatment, environmental protection, transportation and health care sectors, often in countries with developing economies.

Our staff and system capabilities allow us to undertake infrastructure and facilities projects of any size. Currently, most of our projects have total capital costs of less than $100 million and our potential fees from these types of projects are generally in the range of 10 percent of the capital costs, assuming we provide most of the services required. Joint ventures, associations or subcontract arrangements are often established to deal with larger projects. As a result, we mitigate our overall risk by working on several thousand projects each year, none of which would normally exceed 5% of our revenue.

As mentioned above, Stantec's core capabilities in the Consulting Services area are provided through 17 practice areas, most of which can generally be grouped into five broad market segments: Buildings, Environment, Industrial, Transportation and Urban Land. Some practice areas such as Project and Program Management and Strategic Management Services are offered in all five market segments.

BUILDINGS MARKET SEGMENT

Stantec provides comprehensive solutions for commercial, industrial and institutional facilities. Typical projects include hospitals, educational and recreational facilities, research and technology facilities, office buildings and commercial centers. Services are delivered through three practice areas:
Architecture & Interior Design, Buildings Engineering and Facilities Planning & Operations, and include project/program management, facilities management, strategic planning, architectural design, interior design and structural, mechanical and electrical engineering. Our services are provided both in connection with new construction and for existing buildings and facilities. For existing buildings and facilities, we provide expertise in building operating systems, performance engineering and ongoing tenant improvements. We also provide services designed to maximize the efficiency of a building's existing systems and improve its operations, including analyzing a building's exterior envelope and evaluating air quality, lighting and energy efficiency. The demand for these specialized types of services for existing buildings and facilities tends to be counter-cyclical and improves our ability to generate fees during periods of economic downturn and reduced capital spending.

Our clients in the Buildings market segment include institutional and commercial building owners and large multinational firms, as well as government agencies that build, administer and operate public buildings. Clients also can be independent authorities or agencies, such as airport authorities, transportation commissions and transit systems.

ENVIRONMENT MARKET SEGMENT

We apply our specialized knowledge and experience to develop and manage sustainable solutions for air, water and soil. Services are focused in two practice areas: Environmental Infrastructure and Environmental Management. The core services we provide in these two practice areas include:

      -     Assimilative Capacity

      -     Wastewater Collection Systems

      -     Municipal & Industrial Wastewater Treatment

      -     Infiltration & Inflow/CSO

      -     Odor and Corrosion Control

      -     Wastewater Pumping

      -     Water Treatment

      -     Water Storage

      -     Distribution Systems

      -     Water Reclamation & Reuse

      -     Environmental Site Management

      -     Environmental Assessment

      -     Water Resources Management

      -     Heritage and Natural Resource Assessment

      -     Waste Management

      -     Risk Assessment

      -     Health & Safety

      -     Air Quality Assessment

      -     Ecotoxicology & GLP Testing

      -     Microbiology Laboratory

We also have specialized expertise in advanced processes for water and wastewater solutions, including biological/enhanced nutrient removal (BNR/ENR), microbiological assessment of activated sludge and advanced water treatment. Our environment services provide multidisciplinary teams of qualified and experienced engineers, scientists, process specialists, occupational hygienists, and specialists in environmental regulation and policy.

INDUSTRIAL MARKET SEGMENT

Our comprehensive industrial services are provided in three practice areas:
Bio/Pharmaceutical, Manufacturing/Industrial and Power, Resources and Chemicals. Services are provided to clients principally in the private sector in the automotive, chemical, consumer products, forestry, food and beverage, bio/pharmaceutical, power generation, pulp and paper, utilities, mining and general manufacturing sectors. Our services to these clients include planning, engineering and project management. We also provide specialty services including occupational health and safety (industrial hygiene and prestart operator safety reviews), system integration, instrumentation and control, electrical energy and power management, facility planning and design, industrial engineering, logistics, material handling and commissioning. Projects range from the design of pilot versions of new processes to the design, process verification, equipment and materials procurement and project management for the construction of entire industrial plants. Our bio/pharmaceutical group provides solutions to companies involved in the discovery, research and development and manufacturing of a wide range of pharmaceutical and biotechnology products.

TRANSPORTATION MARKET SEGMENT

Stantec offers coordinated solutions for the safe and efficient movement of people, vehicles, aircraft and goods. Our core services include project management, planning and engineering, which we provide through three practice areas: Transportation Planning & Traffic Engineering, Transportation Infrastructure and Infrastructure Management & Pavement Engineering. Services include: transportation master plans for communities and airports; transportation investment studies; design of new and upgraded airport facilities, such as terminals, runways and taxiways; transit facilities, such as bus and light rail transit systems; new and upgraded bridges; urban roadways; freeways; interchanges; rural highways; and rail systems. Our specialty services include simulation modeling, a comprehensive understanding of transportation demand and supply management principles, extensive use of a range of life cycle cost and statistical analysis techniques and public consultation and environmental assessment skills in developing practical, cost-effective, long-term infrastructure facility plans with broad public support.

A key feature of Stantec's Transportation services is our expertise in integrated infrastructure/asset management systems and decision-support tools. Our Infrastructure Management & Pavement Engineering practice area includes transportation and bridge engineers, roadway and bridge inspection specialists, infrastructure management specialists, geographic information system (GIS) specialists and software specialists. This team designs, develops and implements integrated infrastructure/asset management systems and work management applications for pavement, bridges, right-of-way features, water, wastewater, storm water, utilities and other assets. These systems allow governments to prioritize and to optimize the use of available funds through efficient and cost-effective planning for public works maintenance, rehabilitation and capital projects.

Our clients in this market segment are primarily public sector agencies, transportation authorities and commercial and institutional clients.

URBAN LAND MARKET SEGMENT

Services in this market segment include planning, engineering, surveying, project management and landscape architecture services. These services are provided principally to the land development and real estate industries. Services are delivered through four practice areas: Planning & Landscape Architecture, Urban Land Engineering, Surveys/Geomatics and Quality Control/Assurance. We assist our urban land clients through the entire land development process providing services from the initial master plan development to project management of the construction of the infrastructure. Services include or relate to conceptual plans, zoning approval of design infrastructure, transportation planning, traffic engineering, landscape architecture, urban planning, design construction review and surveying.

ACQUISITIONS

The following list summarizes acquisitions made by Stantec during its three most recently completed financial years:

YEAR      BUSINESS ACQUIRED                      NATURE OF BUSINESS
----      -----------------                      ------------------
2004  The Sear-Brown Group, Inc.  Provides engineering, planning, and architectural services in New York, Ohio, Pennsylvania and Puerto
                                  Rico

2004  GBR Architects Limited      Provides architectural design services in Manitoba

2004  Dunlop Architects Inc.      Provides architectural design services in Ontario

YEAR      BUSINESS ACQUIRED                        NATURE OF BUSINESS
----      -----------------                        ------------------
2004  Shaflik Engineering Ltd.    Provides electrical engineering services specializing
      (asset purchase)            in traffic and sport facility lighting

2003  Ecological Services Group   Provides environmental management services in
      Inc.                        Ontario

2003  APAI Architecture Inc.      Provides architectural design services in British
                                  Columbia

2003  Optimum Energy Management   Provides engineering management consulting services
      Inc. (asset purchase)       in Alberta

2003  Inner Dimension Design      Provides interior design services in Saskatchewan
      Associates Inc. (asset
      purchase)

2002  McCartan Consulting Ltd.    Provides mechanical engineering services in
                                  Saskatchewan

2002  Webster & Simmonds          Provides surveying services in Ontario
      Surveying Ltd.

2002  Cosburn Patterson Mather    Provides engineering and planning services
      Limited                     specializing in the land development and real estate
                                  industry in Ontario

2002  GKO Design Consultants Inc. Provides consulting services specializing in energy, resources, chemicals and pharmaceuticals in Alberta

2002  M.R.S.F.M. Holdings Ltd.    Provides civil and structural engineering consulting
      (Graeme & Murray            services in British Columbia
      Consultants Ltd.)

2002  GeoViro Engineering Ltd.    Provides environmental consulting services in British
                                  Columbia

2002  Site Consultants, Inc.      Provides civil and environmental engineering, land use
                                  planning and surveying services in North Carolina

2002  English Harper Reta         Provides architectural design services in California
      Architects

2002  The RPA Group Limited       Provides project management services in Ontario,
                                  Alberta and British Columbia

2002  Beak International          Provides specialist environmental consulting services
      Incorporated                in Ontario

We expect that the number of acquisitions we complete will fluctuate from time to time because of the availability of suitable firms on terms acceptable to Stantec. In addition, at any given time we may be focusing our efforts on integrating previously acquired firms, which will reduce our acquisition activity.

Generally Stantec seeks to acquire firms with 50 or more employees which will compliment one of our existing practice areas or regions or which add a new practice area or regional presence. We consider smaller acquisitions in markets in which we have existing operations.

Stantec has experienced internal growth when existing clients of newly acquired firms are offered the additional services that Stantec provides. Similarly, acquired firms' services are cross-marketed to Stantec's existing clients. Stantec achieves moderate cost savings through the sharing of administrative overhead, such as payroll services, the sharing of office facilities, if possible, and the provision of group insurance and centralized financing which can generally be provided at lower rates than smaller firms can obtain.

RESEARCH AND DEVELOPMENT

Stantec generally conducts research and development in the context of a client's specific project requirements. Most research and development is conducted in the areas of infrastructure evaluation and management systems, hydraulic modeling of water and wastewater systems, pavement evaluation and management systems and wastewater treatment.

INTELLECTUAL PROPERTY

Stantec relies primarily upon trade secret laws to protect its proprietary rights in its specialized technologies. There can be no assurance that the protection provided to its proprietary technology by the laws of foreign jurisdictions would be substantially similar to the remedies available to Stantec under the laws of Canada and the United States.

Employees As at December 31, 2004, Stantec had approximately 4350 staff. This total staff number is comprised of 2150 professionals, 1550 technologists and technicians and 650 support personnel.

Stantec is a knowledge-based organization and is always seeking talented and skilled professionals in all of its specialist practice areas. Since the supply of qualified candidates at times is limited, Stantec uses various recruitment strategies to address those needs. Examples of our recruitment strategies include an employee referral bonus program, website job postings, career fairs, student programs and the ability to offer geographic mobility.

COMPETITIVE CONDITIONS

Stantec works in highly competitive markets and has numerous competitors for all of the services it offers. The number and identity of competitors varies widely with the type of service we provide. Moreover, for small to medium sized projects, Stantec competes with many engineering, architectural and other professional consulting firms. With larger projects, there are fewer but still many competitors, however some of these competitors have greater financial and other resources than those of Stantec. While Stantec competes with other large private and public companies in certain geographic locations, Stantec's primary competitors are smaller privately held regional firms in the United States and Canada.

We believe that our operating structure, our enterprise systems and the breadth of our professional services differentiate us from other engineering, architecture and professional consulting firms. Furthermore, our focus on small to midsize projects distinguishes us from some larger competitors.

The principal competitive factors in the services we offer are: reputation experience; breadth and quality of services; technical proficiency; local offices; competitive total project fees; and service delivery. Given the expanding demand for the services we provide, it is likely that additional competitors will emerge. Notwithstanding this increased competition, we believe that we will retain the ability to compete effectively with our competition because of our strengths and expertise in engineering, architecture and related professional services.

Stantec serves many diverse clients in both the private and public sectors. We seek to establish ongoing relationships with clients that are likely to produce repeat business. Stantec is not dependent on any one client or group of clients for its business. No single client represents more than 5% of total revenue.

Stantec offers a range of pricing structures to its clients but primarily offers its services based on either a fixed or variable fee contract with a ceiling or a time-and-material contract without a stated ceiling. Stantec secures its assignments primarily based on its expertise and contacts, and sometimes on a competitive bidding process.

SOCIAL OR ENVIRONMENTAL POLICIES

Stantec has adopted an Environment, Health and Safety policy, which provides that Stantec will carry out the following:

      - Strive to identify, assess and manage the environmental aspects and impacts associated with the services and products provided by Stantec;

      - Strive to identify and manage the environmental, health and safety risks and hazards to which Stantec's employees are exposed;

      - Help Stantec's employees develop an awareness and understanding of the environment, health and safety issues relevant to their work;

      - Strive to comply with legislation, regulations and appropriate industry standards;

      - Monitor and enhance the program through inspections, audits, reviews, investigations, corrective actions and other processes; and

      - Encourage internal and external communication regarding environmental, health and safety issues.

Stantec has included this policy in its Environment, Health and Safety manual. The manual sets out a detailed process for ensuring that all employees are familiar with the policy and that appropriate individuals within Stantec regularly review environment, health and safety matters.

FOREIGN OPERATIONS

Stantec conducts a portion of its business outside of North America. Specifically, foreign operations included projects undertaken in the Caribbean (primarily in Barbados but also in Trinidad, Tobago, Antigua, Belize and Peurto
Rico), in Asia (China, India and Korea), in South America (Peru, Brazil, Bolivia and Columbia) and in other locations (Cyprus, UAE, Madagascar, Kenya and Pakistan). Such operations accounted for one percent of Stantec's revenues in 2004. Some of this work involves political risk, contracts with foreign clients and working under foreign legal systems.

DIVIDEND POLICY

Stantec currently has no plans to pay dividends on its Common Shares. Instead, Stantec plans to reinvest its net income to continue its corporate strategy of growth. The payment of dividends on Common Shares in the future will depend on the need of Stantec to finance growth, the financial condition of Stantec and other factors which the Board of Directors may consider appropriate in the circumstances.

RISK FACTORS

Like all professional services firms in the infrastructure and facilities industry, Stantec is exposed to a number of risks in carrying out the day-to-day activities of our operations. These operating risks include the following:

POTENTIAL CANCELLATION OF CLIENT ORDERS AND PROJECTS

This is an operational risk to Stantec because cancelled orders and projects negatively impact Stantec's revenues and overall profitability.

OUR ABILITY TO COMPLETE PROJECTS ON SCHEDULE AND WITHIN BUDGET

Stantec often provides its services to clients based on a fixed fee or variable fee contract with a ceiling. If Stantec is unable to complete a project within the agreed upon fee structure then the overall profitability of the project is reduced. Projects not completed on schedule reduce profitability because personnel must continue to work on the project longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or not on schedule can also lead to client dissatisfaction.

OUR CLIENT'S SATISFACTION WITH THE QUALITY OF OUR SERVICES

Client dissatisfaction is an operational risk to Stantec because such dissatisfaction may lead to law suits, a failure or delay in payment for our services or a reduced likelihood of receiving further work from the client.

POTENTIAL LITIGATION THROUGH EXPOSURE TO THIRD-PARTY CLAIMS

Stantec's operations are subject to the risk of third-party claims in the normal course of its business, some of which may be substantial. Although we believe that we have made adequate arrangements for insuring against these risks, there is no assurance that these arrangements will sufficiently finance any particular claim or claims. Moreover, Stantec may become subject to liability that cannot be insured against or against which Stantec may choose not to insure because of high premium costs or for other reasons.

COMPETITION FOR NEW CONTRACTS, INCLUDING PRICING PRESSURES

Stantec works in highly competitive markets and has numerous competitors for all of the services it offers. The number and identity of competitors varies widely with the type of service we provide. Moreover, for small to medium sized projects, Stantec competes with many engineering, architectural and other professional consulting firms. With larger projects, there are fewer but still many competitors, however some of these competitors have greater financial and other resources than those of Stantec. While Stantec competes with other large private and public companies in certain geographic locations, Stantec's primary competitors are smaller privately held regional firms in the United States and Canada.

ECONOMIC FACTORS THAT IMPACT THE ABILITY OF CLIENTS TO CONTRACT FOR OUR SERVICES

Adverse economic factors may require clients to reduce their capital budgets, which, in turn, may reduce the amount of money they spend on Stantec's services. This factor reduces Stantec's revenues and overall profitability.

AVAILABILITY OF QUALIFIED STAFF AND PERSONNEL

The shortage of available staff and personnel negatively affects Stantec's ability to secure projects and also negatively affects Stantec's ability to complete existing projects.

QUALITY OF OUR CLIENTS AND THEIR CREDIT RISK

If some of our clients are of a lesser quality and are a credit risk, it increases the likelihood that they will not pay us for our services, or will delay paying for our services. In addition, these types of clients are more likely to bring claims against us and they have a higher tendency toward dissatisfaction with the services we provide.

RISKS ASSOCIATED WITH WORKING IN INTERNATIONAL LOCATIONS

As a result of Stantec conducting a portion of its business in international locations, it is subject to political risks, contracts with foreign clients, and working under foreign legal systems.

We mitigate our operating risks through our business strategy and other protective measures. As mentioned previously, our three-dimensional business model of geographic, practice area and project life cycle diversification minimizes our dependency on any particular geographic area, industry or economic sector for our income. Stantec also mitigates risk by entering into a diverse range of contracts with a wide range of fee amounts.

To address the risk of competition for qualified personnel and to maintain our ability to attract and retain staff, we offer a number of employment incentives, including training programs, employee share ownership (for Canadian employees) and opportunities for professional development and enhancement, along with compensation plans that we believe to be innovative, flexible and designed to reward top performance.

Stantec also maintains insurance coverage for its operations, including policies covering general liability, automobile liability, environmental liability, workers' compensation and employers' liability, directors' and officers' liability and professional liability insurance. The maximum coverage under our professional liability policy is generally $35 million per claim and per annum, with a per claim deductible of $500,000 and an aggregate excess deductible of $2.5 million. In September 2003, Stantec established a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time-to-time. In addition, we invest resources in a Risk Management team dedicated to providing company-wide support and guidance on risk avoidance and professional practices and procedures. One such practice is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements in order to reduce the risk of non-payment for our services.

We have a comprehensive project manager training program aimed at skill development in risk mitigation, project planning, quality control and assurance, and financial administration, among other project management responsibilities. We believe that improved project management across our operations will increase our ability to deliver projects on schedule and within budget.

As well, we believe our experience and knowledge in conducting business outside North America help us mitigate the risks of undertaking international projects. This work involves political uncertainties, contracts with foreign clients and operating under foreign legal systems.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Stantec consists of an unlimited number of preferred shares, issuable in series (the "Preferred Shares"), and an unlimited number of Common Shares of which, as at December 31, 2004, no Preferred Shares and 18,871,085 Common Shares have been issued and are outstanding. The material rights, privileges, restrictions and conditions attached to the Preferred Shares and the Common Shares are summarized below.

PREFERRED SHARES

The Preferred Shares may be issued in one or more series, each series to consist of such number of shares and to have such rights, privileges, restrictions and conditions as may, before the issue thereof, be determined by the board of directors of Stantec. The holders of the Preferred Shares as a class are not entitled to receive notice of or to attend any meeting of the shareholders of Stantec and are not entitled to vote at any such meeting, except to approve amendments to the terms of the Preferred Shares as a class or as required by law. Each series of Preferred Shares will rank pari passu with each other series of Preferred Shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution or winding-up of Stantec. The Preferred Shares as a class rank ahead of the Common Shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of Stantec.

COMMON SHARES

The holders of Common Shares are entitled to receive, as and when declared by the board of directors of Stantec, dividends in such amount and in such form as the board of directors of Stantec may from time to time determine. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of Stantec and have one vote for each Common Share held at all such meetings, except for meetings at which only holders of another specified class or series of shares of Stantec are entitled to vote separately as a class or series. The Common Shares rank behind the Preferred Shares with respect to entitlement to dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Stantec.

MARKET FOR SECURITIES

Stantec's Common Shares are listed for trading on the Toronto Stock Exchange under the symbol "STN." The trading information for the period from January 1, 2004 to December 31, 2004 is set out below:

  Month            High ($)         Low ($)       Volume*
  -----            --------         -------       -------
 January             23.5            22.2         285,300
February            27.08           23.35         645,900
  March             27.39            25.2         573,000
  April             29.39           26.56         312,900
   May               28.9              25         298,000
  June              27.95            24.2         471,200
  July              27.15              25         236,700
 August             25.81            20.6         903,400
September           24.39            22.8         410,400
 October             23.9           20.35         359,500
November               25           21.83         474,800
December            26.48           24.25         764,400
                                                5,735,500

* Volume numbers are rounded to the nearest hundred shares.

AUDIT COMMITTEE INFORMATION

Audit Committee Terms of Reference

The responsibilities and duties of Stantec's Audit Committee are set out in the Committee's Terms of Reference, the text of which is attached as Appendix II to this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

Stantec's Audit Committee is made up of the following three members: William
(Bill) Grace (Chair), John (Jack) Finn and Robert Mesel.

The Board of Directors believes that the composition of the Audit Committee reflects an appropriate level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" as such terms are defined under Canadian securities laws. In addition, the Board has determined that Mr. Grace is an "Audit Committee Financial Expert" as such term is defined under United States securities laws. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Bill Grace is a graduate of the University of Alberta and a Fellow Chartered Accountant (FCA). During his business career, he served as the chief financial officer with several Alberta corporations including Chieftain Development Co. Ltd., R. Angus (Alberta) Limited and Canadian Utilities Limited. From 1988 to 1994, he was a managing partner in the Edmonton office of Price Waterhouse. Bill is the recipient of several awards including the Alberta Achievement Award from the Province of

Alberta, the Lifetime Achievement Award from the Alberta Institute of Chartered Accountants and the University of Alberta Alumni Award of Excellence. Bill currently holds a number of corporate directorships with corporations in addition to Stantec, including the Forzani Group, Melcor Developments and several private companies. He is also the independent chairman of the Edmonton Pipe Industry Pension Trust and Health & Welfare Funds, a director of the Mutual Fund Dealers Association of Canada and a public Council member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Bill has been active over the past twenty-five years in numerous community and professional activities.

E. John (Jack) Finn joined the Stantec Board in 1995 and currently serves on the Audit Committee. Jack is the retired Chairman of Dorr-Oliver, Inc. a process engineering and equipment firm. An electrical engineering graduate of Carnegie Mellon University, Jack's business experience has focused on operations and general management. He held various executive positions with The Carborundum Company, Kennecott Corporation and The Standard Oil Company. In addition to Stantec, Jack is currently a Director of Vodium of Washington, DC and Delicious Milk Company of New York, NY. Jack also is a Member of the National Association of Corporate Directors.

Robert R. Mesel, is an experienced business professional with expertise in business development, administration, accounting, and finance. Prior to his retirement in 1998, Mr. Mesel was a director and/or trustee for a number of organizations, including Financial Executives Institute (Northeast Ohio Chapter), Ohio Council for Economic Education, Greater Cleveland Salvation Army and Canisius College. Mr. Mesel completed his Bachelor of Business Administration in accounting at Canisius College, his Masters of Business Administration at State University of New York, and the advanced management program at Harvard Business School. He is also the past president of BP Chemicals Inc. and Chase Brass & Copper Company.

PRE-APPROVAL POLICY

The Audit Committee must pre-approve the audit and non-audit services performed by the independent auditor in order to ensure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

EXTERNAL AUDITOR SERVICE FEES

Aggregate fees paid to Ernst & Young LLP, Stantec's external auditor, during the fiscal years ended December 31, 2004 and 2003 were as follows:

    Category        Note    2004     2003
    --------        ----    ----     ----
Audit Fees            1   406,000  406,000
Audit-Related Fees    2         -   27,000
Tax Fees              3   448,000  324,000
All Other Fees                  -        -
Total                     854,000  757,000

      1 - Audit Fees - audit services provided by Ernst & Young LLP for the audit and review of our financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

      2 - Audit-Related Fees - assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees" including consultations concerning our captive insurance company and compliance reports related to project contracts.

      3 - Tax Fees - professional services rendered by Ernst & Young LLP for tax compliance, tax advice and tax planning, including tax advice relating to potential business acquisitions.

DIRECTORS AND OFFICERS

The following tables list the directors and officers of Stantec, their municipality of residence, as well as their principal occupation within the five preceding years:

                            DIRECTORS OF STANTEC INC.

        NAME AND
 MUNICIPALITY OF RESIDENCE           PRINCIPAL OCCUPATION          DIRECTOR SINCE
 -------------------------           --------------------          --------------
NEILSON A. "DUTCH" BERTHOLF,  Corporate Director                        1998
JR.(2)
Phoenix, AZ USA

ROBERT J. BRADSHAW(2)         Chairman, Contor Industries Limited       1993
Toronto, ON Canada            (management company)

E. JOHN (JACK) FINN(1)        Corporate Director                        1995
Madison, CT USA

ANTHONY P. FRANCESCHINI       President & CEO of Stantec                1994
Edmonton, AB Canada

WILLIAM D. GRACE(1), (2)      Corporate Director                        1994
Edmonton, AB Canada

        NAME AND
 MUNICIPALITY OF RESIDENCE           PRINCIPAL OCCUPATION          DIRECTOR SINCE
 -------------------------           --------------------          --------------
SUSAN E. HARTMAN(2)           President and CEO of The Hartman          2004
Rochester, NY USA             Group, a management consulting firm

ROBERT R. MESEL(1)            Corporate Director                        2004
Kiawah Island, SC USA

RONALD TRIFFO                 Chairman of the Board of Stantec          1985
Edmonton, AB Canada

1     member of Audit Committee

2     member of Corporate Governance and Compensation Committee

All directors are re-elected annually. Each of the directors of Stantec has been engaged for more than five years, in their present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which they currently hold their principal occupation.

                            OFFICERS OF STANTEC INC.

NAME AND MUNICIPALITY OF RESIDENCE  PRINCIPAL OCCUPATION

   RONALD TRIFFO
   Edmonton, AB Canada              Chairman of the Board

   ANTHONY P. FRANCESCHINI
   Edmonton, AB Canada              President & CEO

NAME AND MUNICIPALITY OF RESIDENCE  PRINCIPAL OCCUPATION

   DONALD W. WILSON
   St. Albert, AB Canada            Vice President & CFO

   JEFFREY S. LLOYD                 Vice President, Secretary & General
   Edmonton AB Canada               Counsel

All of the above officers have held their present position or other positions within Stantec for the past five years.

As at March 1, 2005, as a group the directors and officers of Stantec held, either directly or indirectly, or exercised control over 62,658 of the voting shares (Common Shares) of Stantec.

LEGAL PROCEEDINGS

      1. Celanese Canada Inc. - Stantec is named as one of 12 defendants in an action issued on June 19, 2003 by Celanese Canada Inc. and Celanese Ltd. in the Ontario Superior Court of Justice. The following parties are named as defendants: Murray Demolition Corp.; Canadian Bearings Ltd.; Farrokh Khalili; Abra Projects Ltd.; Gerry Hamaliuk; Usher Canada, Limited; Caltech Design Inc.; Aphex Imaging Inc.; Hossein Banijamali; Canadian Petroleum Processing & Equipment Inc.; Stantec Consulting Ltd.; and Zayanderhood Petrochemical Company.

            Stantec was retained by one of the other Defendants (Caltech Design Inc. - based in Calgary) to provide detailed design engineering and project management services without construction phase services in relation to decommissioning of Celanese's Edmonton Vinyl Acetate Monomer Plant. Stantec has been named in Celanese's $110 million suit for alleged breach of proprietary information/technology and alleged breach of confidentiality agreements. Celanese claims that some or all of the Defendants misappropriated, without permission, Celenese's property and proprietary information. Stantec's role was as a subconsultant to Caltech providing professional consulting services only. Stantec denies any wrongdoing. Stantec has agreed to an interim settlement with Celanese regarding disclosure of all materials in Stantec's possession relating to the project in question. It is Stantec's view that there is no merit to Celanese's claims as against Stantec. While Stantec contests the allegations made, no Statement of Defense has been required of Stantec to date. The litigation is being case-managed.

      2. Valerie Parris - Sear-Brown, a company acquired by Stantec in April 2004, provided design services for a roadway in New York State. A multi-vehicle accident occurred on the roadway on November 28, 2001. Ms. Parris advanced a civil claim in New York State on or about December 1, 2003 alleging, among other things, negligence in the design and construction of the roadway. Ms. Parris alleges that as a result of the accident, Alonzo Raynard Parris sustained fatal injuries and his son, Raynard Paris sustained injury and mental distress. Sear Brown is one of a number of Defendants in the legal proceeding. Damages sought total $43 million. Sear-Brown's insurer has responded to the claim. The allegations against Sear-Brown have been denied and are being contested.

In addition to the claims noted above, Stantec has other claims and suits pending, both by and against Stantec. These are normal and typical to the industries in which Stantec operates. Where appropriate, these claims have been reported to Stantec's and its predecessors' insurers who are in the process of adjusting and/or defending them. None are expected to have a material effect on the financial position of Stantec.

TRANSFER AGENT

CIBC Mellon Trust Company is the transfer agent for Stantec at its offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

Stantec did not enter into any material contracts outside of the ordinary course of business in 2004. Stantec considers the acquisition of professional services firms to be in the ordinary course of business.

INTERESTS OF EXPERTS

Stantec's auditors are Ernst & Young LLP, 1800 Scotia 2, Scotia Place, 10060 Jasper Avenue, Edmonton, Alberta, T5J 3R8. Stantec's consolidated financial statements as at December 31, 2004 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Ernst & Young LLP, independent Chartered Accountants, given their authority as experts in auditing and accounting. As at March 30, 2005, the partners of Ernst & Young LLP did not own any Stantec Inc. Common Shares.

ADDITIONAL INFORMATION

Upon request being made by any person to the secretary of Stantec, Stantec shall provide to that person the following:

      a) When the securities of Stantec are in the course of a distribution pursuant to which a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

            i) One copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference therein;

            ii) One copy of Stantec's comparative financial statements for the most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of any interim financial statements of Stantec that have been filed, if any, for any period subsequent to the financial statements for the most recently completed financial year;

            iii) One copy of the Management Information Circular of Stantec in respect of the most recent annual meeting of shareholders which involved the election of directors; and

            iv) One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required to be provided under (i) to (iii) above; or

      b)    At any other time, one copy of any other documents referred to in
            (a)(i), (ii), and (iii) above. Stantec may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Stantec.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Stantec's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Stantec's Information Circular for the most recent Annual Meeting of Shareholders which involved the election of directors. Information with respect to Stantec's public securities filings are available on the SEDAR website at www.sedar.com. Additional financial information is provided in Stantec's comparative financial statements and management's discussion and analysis for the most recently completed financial year.

Edmonton, Alberta                                               JEFFREY S. LLOYD
March 30, 2005                                                  Secretary

APPENDIX I

                                   [PICTURE]

APPENDIX II

[SENTEC LOGO]     Stantec Inc.
                  Audit Committee - Terms of Reference (Mandate)

A.    OVERVIEW AND PURPOSE

      The Audit Committee (the "Committee") is appointed by, and responsible to the Board of Directors (the "Board"). The Committee approves, monitors, evaluates, advises and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters and the financial reporting and accounting control policies and practices of the Corporation.

B.    MEMBERSHIP & ATTENDANCE AT MEETINGS

      1. The members of the Committee shall be composed of three unrelated and independent directors, appointed by the Board, all of whom must be financially literate and at least one member shall have accounting or related financial management expertise. For greater clarity, an unrelated independent director is one who is not affiliated with the Corporation and does not received any fee of any kind from the Corporation, other than fees related to being a director.

      2.    The Chair of the Committee shall be designated by the Board.

      3. Attendance by invitation at all or a portion of Committee meetings is determined by the Committee Chair or its members, and would normally include the CFO of the Corporation, representatives of the external auditor and such other officers or support staff as may be deemed appropriate.

C.    DUTIES AND RESPONSIBILITIES

      The following outlines the duties and responsibilities of the Committee and should be read in conjunction with the annual workplan attached hereto as Appendix A.

      1. Review, and recommend to the Board for approval, the annual audited financial statements.

      2. Review, and recommend to the Board for approval, the following public disclosure documents:

            (a)   the financial content of the annual report;

            (b) the annual management information circular and proxy materials;

            (c) the annual information form, including any regulatory requirements for audit committee reporting obligations; and

            (d) the management discussion and analysis section of the annual report.

      3. Review and, if appropriate, authorize the release of the quarterly unaudited financial statements including management's discussion and analysis, the quarterly interim report to shareholders and the quarterly press release on earnings of the Corporation. However, in the event that there is a significant or extraordinary matter that, in the opinion of the Committee, should be reviewed by the Board before the release of such information, then the matter shall be referred to the Board for review.

      4. Review, and recommend to the Board for approval, all annual financial statements, reports of a financial nature, (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports which require approval by the Board prior to submission thereof to any regulatory authority.

      5. Review the CEO and CFO certification of annual and interim disclosure as required by the regulatory authorities.

      6. Discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

      7. Review with management on an annual basis, the Corporation's obligations pursuant to guarantees that have been issued and material obligations that have been entered into, and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

      8. Review and assess, in conjunction with management and the external auditor, at lease annually or on a quarterly basis where appropriate or required:

            (a) the appropriateness of accounting policies and financial reporting practices used by the Corporation, including alternative treatments that are available for consideration;

            (b) any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;

            (c) any new or pending developments in accounting and reporting standards that may affect or impact on the Corporation; and

            (d) the key estimates and judgements of management that may be material to the financial reporting of the Corporation.

      9. Assess the performance and consider the annual appointment of external auditor for recommendation to the Board for ultimate recommendation for appointment by the shareholders.

      10. Review, approve and execute the annual engagement letter with the external auditor, and ensure there is a clear understanding between the Board, the Committee, the external auditor and management that the external auditor reports directly to the shareholders and the Board through the Committee. The terms of the engagement letter should include, but not limited to the following:

            (a)   staffing;

            (b)   objectives and scope of the external audit work;

            (c)   materiality limits;

            (d)   audit reports required;

            (e)   areas of audit risk;

            (f)   timetable; and,

            (g)   the proposed fees.

      11. Obtain and review a report from the external auditor at least annually regarding the auditor's independence and the profession's or audit firm requirements regarding audit partner rotation.

      12. Approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such non-audit services.

      13. Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the Board.

      14. Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and that they are in good standing with the CPAB.

      15. Receive and resolve any disagreements between management and the external auditor regarding all aspects of the Corporation's financial reporting.

      16. Review with the external auditor the results of the annual audit examination including, but not limited to, the following:

            (a) any difficulties encountered, or restrictions imposed by management, during the annual audit;

            (b)   any significant accounting or financial reporting issues;

            (c) the auditor's evaluation of the Corporation's system of internal accounting controls, procedures and documentation;

            (d) the post-audit or management letter containing any findings or recommendations of the external auditor including management's response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

            (e) any other matters which the external auditor should bring to the attention of the Committee.

      17. Meet with the external auditor at every meeting of the Committee or as requested by the auditor, without management representatives present; and to meet with management, at least annually or as requested by management, without the external auditor present.

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

      18. Obtain reasonable assurance, by discussions with and reports from management, the external auditor and the internal auditors (where applicable), that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

      19. At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Corporation's annual and interim financial reporting. Such quality assessment should encompass judgements about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles or methods and judgements about the clarity of disclosures.

      20. When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31 and the planned steps for an orderly transition.

      21. Review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

      22. Review on a periodic basis the need for an internal audit function and assess the control systems in place that mitigate the need for an internal audit function.

      23. Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Corporation, including the use of the Corporation's assets.

      24. Review and approve, on a quarterly after-the-fact basis, the expense accounts of the Board Chair and the Chief Executive Officer of the Corporation.

      25. On an annual basis, review the adequacy of the Corporation's insurance program.

      26. Review, as required, any claims of indemnification pursuant to the by-laws of the Corporation.

      27. Engage independent counsel and other advisors as may be deemed or considered necessary, and determine the fees of such counsel and advisors.

      28. In accordance with the Corporation's Whistle Blower Policy - Complaint Resolution Process, review and determine the disposition of any complaints received under the policy.

      29. Review and determine the disposition of any complaints received from shareholders or any regulatory body.

      30. Conduct an annual assessment of the effectiveness of the Committee and provide a report thereon to the Board.

      31. Review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditors of the Corporation.

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

      32. Request such information and explanations in regard to the accounts of the Corporation as the Committee may consider necessary and appropriate to carry out its duties and responsibilities.

      33. Consider any other matters which, in the opinion of the Committee or at the request of the Board, would assist the directors to meet their responsibilities.

      34. Review annually the terms of reference for the Committee and to recommend any required changes to the Board.

      35.   Provide reports and minutes of meetings to the Board.

D.    MEETINGS

      1. Regular meetings of the Committee are held at least four times each year.

      2. Meetings may be called by the Committee Chair or by a majority of the Committee members, and usually in consultation with management of the Corporation.

      3. Meetings are chaired by the Committee Chair or, in the Chair's absence, by a member chosen by the Committee from among themselves.

      4. A quorum for the transaction of business at any meeting of the Committee is a majority of the appointed members.

      5. The Secretary of the Corporation shall provide for the delivery of notices, agendas and supporting materials to the Committee members at least five (5) days prior to the meeting except in unusual circumstances.

      6. Meetings may be conducted with members present, or by telephone or other communications facilities which permit all persons participating in the meeting to hear or communicate with each other.

      7. A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

      8. The Secretary of the Corporation shall be the secretary for the Committee and shall keep a record of minutes of all meetings of the Committee.

      9. Minutes of the meetings of the Committee shall be distributed by the Secretary of the Corporation to all members of the Committee within seven (7) working days of each meeting, and shall be submitted for approval at the next regular meeting of the Committee.

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

APPENDIX A TO APPENDIX II

STANTEC INC.                    AUDIT COMMITTEE - ANNUAL WORKPLAN

                                                                                  MEETING #1  MEETING #2   MEETING #3   MEETING #4
TERMS OF                                                                            AFTER       AFTER        AFTER        AFTER
REFERENCE                                                                          YEAR END     END OF       END OF       END OF
SECTION C                                                                         COMPLETION  1ST QUARTER  2ND QUARTER  3RD QUARTER
---------  ---------------------------------------------------------------------  ----------  -----------  -----------  -----------
    1      Review annual audited financial statements                                 X
   2(a)    Review financial content of annual report                                  X
   2(b)    Review management information circular and proxy materials                 X
   2(c)    Review annual information form including AC reporting obligations          X
   2(d)    Review MD&A section of annual report                                       X                                     X
    3      Review quarterly financial statements & news release                       X            X           X            X
    4      Review financial content of prospectuses & regulatory reports                             As Required
    5      Review CEO & CFO certification of annual & interim disclosure as           X            X           X            X
           required by regulatory authorities
    6      Review/assess significant business risks & uncertainties                   X
    7      Review operating company guarantees                                        X*                                    X
   8(a)    Review/assess accounting policies & financial reporting                    X
   8(b)    Review/assess significant financial reporting issues                       X
   8(c)    Review/assess developments in accounting/reporting standards               X            X           X            X
   8(d)    Review/assess key management estimates & judgments                         X
    9      Assess auditors' performance/consider annual appointment                   X
    10     Review & approve external audit plan, terms of engagement & fee                                     X
    11     Obtain and review report from external auditor at least annually re:       X
           auditor independence and audit partner rotation
    12     Approve engagement of external auditor for non-audit services.                            As Required
    13     Review all fees paid to the external auditors for audit services           X
    14     Receive certification from external auditor re: CPAB                                                X
    15     Receive/resolve disagreements between management and external                            If/As Required
           auditors
    16     Review with external auditor the results of annual audit:
    16        (a) any difficulties or restrictions                                    X
    16        (b) any significant accounting/reporting issues                         X

                                                                                  MEETING #1  MEETING #2   MEETING #3   MEETING #4
TERMS OF                                                                            AFTER       AFTER        AFTER        AFTER
REFERENCE                                                                          YEAR END     END OF       END OF       END OF
SECTION C                                                                         COMPLETION  1ST QUARTER  2ND QUARTER  3RD QUARTER
---------  ---------------------------------------------------------------------  ----------  -----------  -----------  -----------
   16      (c) evaluation of internal controls                                        X
   16      (d) auditors' letter & management response                                 X
   16      (e) other matters brought forward by auditors                              X
   17      Private meeting with auditors                                              X                                      X
   18      Assurance re: accounting systems & internal controls                       X
   19      External auditor discussion on quality of financial reporting              X
   20      Issues related to a change in auditors                                                   If/As Required
   21      Review legal claims/litigation                                             X*                                     X
   22      Review need for internal audit function                                                                           X
   23      Assess controls that mitigate need for internal audit function                                                    X
   24      Review controls & approvals re: officers' expenses                                      X
   25      Review expense accounts of Board Chair and CEO                             X            X            X            X
   26      Review adequacy of insurance program                                                                              X
   27      Review any indemnification claims                                                        If/As Required
   28      Engage independent counsel or advisors                                                   If/As Required
   29      Review complaints regarding controls, financial reporting, etc.                          If/As Required
   30      Conduct assessment of effectiveness of Committee                                        X
   31      Review and approve hiring policy re: audit staff                                                     X
   32      Request such information and explanations considered necessary to                        If/As Required
           carry out its duties and responsibilities
   33      Consider other matters which would assist directors in meeting their                     If/As Required
           responsibilities
   34      Review Terms of Reference                                                               X
   35      Provide reports and minutes of meetings to the Board                                     As Required

* Update if any changes.

                                                                         Page 32